EXHIBIT 99.1

Volvo Launches World's First CO2-Free Automotive Plant

GOTEBORG, Sweden, Sept. 27, 2005 (PRIMEZONE) -- AB Volvo has decided to make Volvo Trucks' plant in Tuve the world's first CO2-free automotive plant. As a result of investments in wind power and biofuel, the plant's electricity and heat will come from sources that do not emit any carbon dioxide into the atmosphere. ``The Greenhouse Effect is a reality and the automotive industry has a specific responsibility for coping with emissions of carbon dioxide," says Volvo's Chief Executive Officer Leif Johansson.

The electricity and heat currently used by Volvo Trucks' plant in Tuve, Goteborg, are produced in part from fossil fuels, which in themselves lead to emissions of carbon dioxide and which in turn contribute to the Greenhouse Effect. As one of the world's largest manufacturers of commercial vehicles, the Volvo Group focuses continuously on developing ever cleaner and increasingly fuel-efficient engines. The less fuel an engine consumes, the lower the climatic impact of carbon dioxide emissions.

``Reducing carbon dioxide emissions is no easy task," says Volvo's Chief Executive Officer Leif Johansson. ``But the issue is so important that I believe we must be prepared to try out a variety of different alternatives, if we really want to succeed. Our investment in the Tuve plant is one such effort."

Combined with efforts to achieve energy savings of up to 20%, Volvo, in cooperation with Goteborg Energi is currently building five large wind power plants and a new biofuel plant adjacent to the Tuve plant. The five wind power plants alone will increase the amount of wind-power generated electricity in Sweden by 4%. When the plant does not fully utilize the produced electricity and heat, the surplus energy will be distributed to other customers via the district heating and electricity network. The wind power plants and the new biofuel plant are scheduled for completion during 2007. ``This is not solely an admirable environmental effort," says Leif Johansson. ``We also expect that it will eventually be profitable on a purely commercial basis."

Volvo's ambition is to make more of its manufacturing plants CO2-free. According to forecasts from the Environmental Protection Agency, Sweden will achieve the goal of reducing its total emissions of carbon dioxide by 1% in 2010, compared with 1990 levels.

"This is an area in which Volvo can truly make a contribution," says Leif Johansson. "If all our plants in Sweden were made CO2-free, the reduction would correspond to a full one percent of Sweden's total emissions of carbon dioxide."

September 27, 2005

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
         Marten Wikforss
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